EXHIBIT 99.2

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
MARCH 31, 2014

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
MARCH 31, 2014

TABLE OF CONTENTS

Page
UNAUDITED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 - IN U.S. DOLLARS:
Condensed interim statements of comprehensive income (loss)	2
Condensed interim statements of financial position	3
Condensed interim statements of changes in equity	4
Condensed interim statements of cash flows	5
Notes to the condensed interim financial statements	6-12

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended March 31
	2014	2013
	U.S. dollars in thousands

REVENUES:
Licensing revenue	7,000	-
Other revenue	5	4
TOTAL REVENUE	7,005	4
COST OF REVENUE	(1,050)	-
RESEARCH AND DEVELOPMENT EXPENSES, net	(1,736)	(1,346)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,027)	(675)
OTHER INCOME	100	-
OPERATING INCOME (LOSS)	3,292	(2,017)
FINANCIAL INCOME	89	43
FINANCIAL EXPENSES	(4)	(3)
FINANCIAL INCOME, net	85	40
COMPREHENSIVE INCOME (LOSS)	3,377	(1,977)

EARNINGS (LOSS) PER ORDINARY SHARE, (U.S. dollars):
BASIC	0.041	(0.032)
DILUTED	0.039	(0.032)

The accompanying notes are an integral part of these condensed financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31	December 31
	2014	2013
	U.S. dollars in thousands

CURRENT ASSETS
Cash and cash equivalents	37,414	11,851
Bank deposits	18	19
Financial assets at fair value through profit or loss	242	243
Prepaid expenses and receivables	1,204	488
	38,878	12,601
NON-CURRENT ASSETS
Restricted bank deposit	80	81
Fixed assets	121	103
Intangible assets	1,505	1,555
	1,706	1,739
T O T A L ASSETS	40,584	14,340

CURRENT LIABILITIES
Accounts payable and accrued expenses	1,225	2,415
NON-CURRENT LIABILITIES
Derivative financial instruments, see note 5	2,309	-
T O T A L LIABILITIES	3,534	2,415

EQUITY
Ordinary shares	239	174
Additional paid-in capital	64,858	43,144
Warrants	1,591	1,867
Accumulated deficit	(29,638)	(33,260)
T O T A L EQUITY	37,050	11,925
T O T A L LIABILITIES AND EQUITY	40,584	14,340

The accompanying notes are an integral part of these condensed financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Ordinary shares	Ordinary shares to be issued	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2014	174	-	43,144	1,867	(33,260)	11,925
CHANGES IN THE THREE-MONTH PERIOD ENDED MARCH 31, 2014:
Share-based compensation to employees and service providers	-	-	-	-	245	245
Exercise of options and warrants into ordinary shares	10	-	5,093	(639)	-	4,464
Issuance of ordinary shares and warrants	55	-	15,927	1,057	-	17,039
Warrants expiration	-	-	694	(694)	-	-
Comprehensive income	-	-	-	-	3,377	3,377
BALANCE AT MARCH 31, 2014	239	-	64,858	1,591	(29,638)	37,050
BALANCE AT JANUARY 1, 2013	143	8,020	31,469	3,273	(23,887)	19,018
CHANGES IN THE THREE-MONTH PERIOD ENDED MARCH 31, 2013:
Share-based compensation to employees and service providers	-	-	-	-	207	207
Issuance of ordinary shares and warrants	17	(5,661)	5,735	9	-	100
Settlement of the royalty obligations	7	(2,359)	2,352	-	-	-
Exercise of warrants into ordinary shares	*	-	42	(27)	-	15
Comprehensive loss	-	-	-	-	(1,977)	(1,977)
BALANCE AT MARCH 31, 2013	167	-	39,598	3,255	(25,657)	17,363

The accompanying notes are an integral part of these condensed financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31
	2014	2013
	U.S. dollars in thousands

OPERATING ACTIVITIES:
Profit (Loss)	3,377	(1,977)
Adjustments in respect of income and expenses notinvolving cash flow:
Share-based compensation to employees and service providers	245	207
Depreciation and amortization	57	6
Fair value gains on derivative financial instruments	(16)	-
Fair value (gains) loss on financial assets at fair value through profit or loss	1	(30)
Revaluation of bank deposits	2	(3)
Exchange differences relating to cash and cash equivalents	(84)	(8)
	205	172
Changes in assets and liability items:
Increase in prepaid expenses and receivables	(716)	(206)
Increase (decrease) in accounts payable and accrued expenses	(1,190)	253
	(1,906)	47

Net cash provided by (used in) operating activities	1,676	(1,758)

INVESTING ACTIVITIES:
Purchase of fixed assets	(25)	(2)
Change in investment in bank deposits	-	473
Proceeds from sale of financial assets at fair value through profit or loss	-	79
Net cash provided by investing activities	(25)	550

FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and derivative financial instruments, net	19,364	100
Exercise of warrants and options into ordinary shares	4,464	15
Net cash provided by financing activities	23,828	115

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25,479	(1,093)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	84	8
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,851	16,814
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	37,414	15,729
Supplementary information on interest received in cash	6	2

The accompanying notes are an integral part of these condensed financial statements.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - GENERAL:

a.       General

RedHill Biopharma Ltd. (the "Company") was incorporated in Israel on August 3, 2009 and is active in the pharmaceutical industry. The Company is focused primarily on the development and acquisition of therapeutic candidates (the "Drugs"). In particular, the Company acquires or in-licenses and develops patent-protected new formulations and combinations of existing drugs in advanced stages of development. Additionally, the Company's strategy is to commercialize these Drugs (in cooperation with and/or through pharmaceutical and biotechnology companies) and to acquire rights to additional drugs.

The Company's primary therapeutic focus is on inflammatory and gastrointestinal (GI) diseases, including cancers and related conditions.

In February 2011, the Company listed its securities on the Tel-Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since then. Since December 2012, the Company's American Depositary Shares (“ADSs”) have been listed on the NASDAQ Capital Market (“NASDAQ”).

The Company's registered address is at 21 Ha'arba'a St, Tel-Aviv, Israel.

The Company is still engaged in the research and development of most of its therapeutic candidates and to date has out-licensed only one of its therapeutic candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. Through March 31, 2014, the Company had accumulated an operating loss and its activities have been funded through public and private offerings of the Company's securities.

The Company plans to further fund its future operations through commercialization of its therapeutic candidates, out-licensing certain programs and raising additional capital. The Company's current cash resources are not sufficient to complete the research and development of all of the Company's therapeutic candidates. Management expects that the Company will incur more losses as it continues to focus its resources on advancing its therapeutic candidates based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

If the Company is unable to commercialize or further out-license its remaining therapeutic candidates or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research, development programs or commercialization related to the therapeutic candidates, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

b.       Approval of the condensed interim financial statements

These condensed interim financial statements were approved by the Board of Directors on April 30, 2014.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)
NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED INTERIM FINANCIAL STATEMENTS:

a.
The Company's condensed interim financial statements for the three months ended March 31, 2014 and 2013 (the " Condensed Interim Financial Statements") have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Interim Financial Statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flow in conformity with generally accepted accounting principles. The Condensed Interim Financial Statements should be read in conjunction with the annual financial statements as of December 31, 2013 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

 The accounting policies and calculation methods applied in the preparation of the Condensed Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2013.

b.	New IFRSs not yet in effect, and which the Company did not elect to adopt early, were listed in the 2013 annual financial statements.

  NOTE 3 – AGREEMENT WITH SALIX PHARMACEUITICALS:

On February 27, 2014, the Company entered into an exclusive agreement by which Salix Pharmaceuticals, Inc. ("Salix") licensed the worldwide exclusive rights to one of the Company's pharmaceutical candidates, an encapsulated formulation for bowel preparation, and rights to other purgative developments. Under the license agreement, Salix paid an upfront payment of $7 million with subsequent milestone payments up to a total of $5 million. Salix has also agreed to pay the Company tiered royalties on net sales, ranging from low single-digit up to low double-digits. As there were no further obligations of the Company under the agreement with Salix to develop any product based on the license and related intellectual property granted to Salix, the upfront payment of $7 million was recognized as revenue in the statement of comprehensive income (loss).

  NOTE 4 - AGREEMENTS COVERING INTELLECTUAL PROPERTY OF DRUGS:

a.
On March 7, 2014, the Company entered into a licensing agreement with Temple University to secure certain patent rights related to RHB-102 for the treatment of chemotherapy and radiotherapy-induced nausea and vomiting. Those patents had previously been licensed to the Company by SCOLR Pharma Inc. ("SCOLR") which has since announced that it has ceased business operations. The Company therefore terminated the agreement with SCOLR and licensed the patents directly from Temple University, the original owner of the patents. Under the agreement, the Company agreed to pay Temple University certain future payments.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)

  NOTE 4 - AGREEMENTS COVERING INTELLECTUAL PROPERTY OF DRUGS (continued):

b.
Following the agreement with Salix, and under the purchase agreement from August 11, 2010, between the Company and an Australian company from which it purchased the worldwide exclusive rights to one of the Company's pharmaceutical candidates, an encapsulated formulation for bowel preparation and rights to other purgative developments sold to Salix, the Company paid to the Australian company $1 million. The amount paid was recognized as cost of revenue in the statement of comprehensive income (loss).

  NOTE 5 - EQUITY:

a.	In January 2014, the Company raised an aggregate gross amount of $8.5 million from two new investors in the form of private placements of ADSs and warrants.

The Company issued a total of 894,740 ADSs and warrants to purchase 357,896 ADSs at a purchase price of $9.5 per unit of one ADS and 0.4 warrants (the “Unit”). The warrants have a three-year term and may be exercised either for cash or on a cashless basis at an exercise price of $11 per ADS. In addition, if the Company issues new securities at a price per unit which is less than $9.5 (such lower price, the "Subsequent Offering Price"), the Company will issue to the investors a number of additional ADSs as necessary to reduce the effective price per Unit to equal the Subsequent Offering Price (“Price Protection Right”) . If ordinary shares and/or ADSs are offered with any other rights, the Subsequent Offering Price will be calculated for each unit in such offering, consisting of one ordinary share (or ADS) plus the number of other rights per share in such offering. The Price Protection Right applies until the Company raises a certain threshold of capital. The threshold is $28 million in the agreement with the first investor and $25.5 million in the agreement with the second investor, who signed one day later.

The warrants were classified as a non-current derivative financial liability due to a net settlement provision. In addition, the Price Protection Right also represents a non-current derivative financial liability. These derivative financial liabilities are recognized and subsequently measured at fair value through profit or loss. The residual amounts of the proceeds were attributed to the ADSs, which were classified as equity.

The fair value of the warrants and the Price Protection Right upon issuance was $2.05 million and $279,000, respectively.

The fair value of the warrants is computed using the Black and Scholes option pricing model.

The fair value of the Price Protection Right is computed using a common valuation model, which takes into account specific scenarios.

The  values of the warrants and Price Protection Right are based on the price of an ordinary share, as of March 31, 2014, on the following key parameters: risk-free interest rate of 0.1% - 0.8% and an average standard deviation of 31.1% - 54.4%.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)

  NOTE 5 - EQUITY (continued):

b.
In January 2014, the Company raised an aggregate gross amount of $11.7 million from Israeli investors in the form of a private placement. The Company issued a total of 10,458,740 ordinary shares and warrants to purchase an additional 4,183,496 ordinary shares, which have a three-year term and are exercisable at an exercise price of $1.4 per ordinary share. The net proceeds were allocated to the issued shares and warrants, based on the fair value of each of these instruments that were recognized as equity.

c.
During the three-month period ended March 31, 2014, the Company received a notice of exercise with respect to non-tradable warrants that had been granted to investors who participated in the November 2012 Private Placement. Accordingly, the Company issued 336,400 ordinary shares for $437,000, net of issuance costs.

d.
From January 2014 through February 2, 2014, the Company received notifications on the exercise of the warrants (Series 1) that were issued as part of the Company’s initial public offering on the TASE, at an exercise price per ordinary share of $1.25. Accordingly the Company issued 3,246,082 ordinary shares for $4 million, net of related costs. In February 2014, the remaining 3,905,068 unexercised warrants (Series 1) expired along with any right or claim whatsoever of the holders.

e.	In March 2014, the Company received a notice of exercise with respect to options that had been issued to an employee in August 2011. Accordingly, the Company issued 60,000 ordinary shares for $41,000.

  NOTE 6 - SHARE-BASED PAYMENTS:

On March 19, 2014, the Board of Directors of the Company granted 1,830,016 options to employees and consultants of the Company under the Company’s stock options plan.  The fair value of the options grant on the date of grant was $1.26 million.

Furthermore, on April 30, 2014, a general meeting of the Company’s shareholders resolved, subsequent to the approval of the Company’s Board of Directors on March 19, 2014, to allocate an aggregate of 1,760,000 options under the Company’s stock options plan to the Company's directors, including the Company's Chief Executive Officer, Mr. Dror Ben-Asher and the Company’s Deputy Chief Executive Officer, Finance and Operations, Mr. Ori Shilo. The fair value of the options to be granted to directors, on the date of approval by the Board, was $1.24 million.

Each option is exercisable into one ordinary share at an exercise price of $1.48 per share. The options will vest as follows: for employees and consultants of the Company who had provided services exceeding one year to the Company as of the grant date, the options will vest in 16 equal quarterly installments over a four-year period. For employees and consultants of the Company who had not provided services to the Company exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over the following three years in 12 equal quarterly installments.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 6 - SHARE-BASED PAYMENTS (continued):

The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ordinary share: $1.44, expected volatility: 52.3%, risk-free interest rate: 2.31% and expected useful life to exercise: 7 years.

The options will be exercisable, either in full or in part, from the vesting date until the end of 7 years from the date of grant.

NOTE 7 – FINANCIAL INSTRUMENTS:

a.	Fair value hierarchy

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
	U.S. dollars in thousands
March 31, 2014:
Assets -
Financial assets at fair value through profit or loss	242	-	-	242
Liabilities -
Derivative financial instruments	-	2,215	94	2,309
December 31, 2013:
Assets -
Financial assets at fair value through profit or loss	243	-	-	243

b.	Fair value measurements using significant unobservable input (Level 3)

The following table presents the change in instruments measured at level 3 for the period ended March 31, 2014:

Derivative Financial Instruments
U.S. dollars in thousands
Proceeds received during the reported period	279
Amounts recognized in profit and loss	(185)
Balance at March 31, 2014	94

The fair value of the above-mentioned derivative financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 7 – FINANCIAL INSTRUMENTS (continued):

c.	The carrying amount of cash and cash equivalents, bank deposits, receivables and account payables and accrued expenses approximate their fair values.

NOTE 8 - EARNINGS (LOSS) PER ORDINARY SHARE:

a.	Basic

The basic earnings (loss) per share are calculated by dividing the comprehensive income (loss) by the weighted average number of ordinary shares in issue during the period.

	Three months ended March 31
	2014	2013
Comprehensive income (loss) (U.S. dollars in thousands)	3,377	(1,977)
Weighted average number of ordinary shares outstanding during the period (in thousands)	82,688	60,902
Basic earnings (loss) per share (U.S. dollars)	0.041	(0.032)

b.	Diluted

The diluted loss per share for the period ended March 31, 2013 is identical to the basic loss per share since the effect of potential dilutive shares is anti-dilutive.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares, which is calculated using the Treasury Method. The Company has two categories of dilutive potential ordinary shares: warrants issued to investors and options issued to employees and service providers.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 8 - EARNINGS (LOSS) PER ORDINARY SHARE (continued):

	Three months ended March 31
	2014	2013
Comprehensive income (loss) (U.S. dollars in thousands)	3,377	(1,977)
Adjustment for financial expenses of warrants	169	-
Profit (loss) used to determine diluted earnings per share	3,546	(1,977)
Weighted average number of ordinary shares outstanding during the period (in thousands)	82,688	60,902
Adjustment for:
Warrants	667	-
Options	7,622	-
Weighted average number of ordinary shares for diluted earnings (loss) per share (in thousands)	90,977	60,902
Diluted earnings (loss) per share (U.S. dollars)	0.039	(0.032)